Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2017		2016		2017		2016

Earnings
Pre-tax net income	$20,536		$37,466		$39,327		$21,723
Add:
Fixed charges	15,878		16,442		31,682		33,375
Noncontrolling interest	(16)		9		16		41
Earnings, as adjusted	$36,398		$53,917		$71,025		$55,139

Fixed charges
Interest expensed and capitalized	$14,552		$15,127		$29,035		$30,797
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,310		1,300		2,615		2,548
Estimate of interest within rental expense	16		15		32		30
Fixed charges, as adjusted	15,878		16,442		31,682		33,375
Preferred stock dividends	2,560		2,560		5,121		5,121
Combined fixed charges and preferred stock dividends	$18,438		$19,002		$36,803		$38,496

Ratio of earnings to fixed charges	2.29	x	3.28	x	2.24	x	1.65	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.97	x	2.84	x	1.93	x	1.43	x